Exhibit 99.1 to Report on Form 6-K

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

This report on Form 6-K, includes forward-looking statements, principally in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry and executive jet market, financial conditions, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, the line of business jets, including the new business jets for the Light and Very Light categories, and defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and our short- and long-term outlook for the 30-120 seat commercial aircraft market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers; and

•	existing and future governmental regulation.

The words “believe,” “may,” “will,” “forecast,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report on Form 6-K might not occur.

Actual results and performance could differ substantially from those anticipated in forward-looking statements as a result of various factors such as those risks described in this report on Form 6-K. Investors should not place undue reliance on these forward-looking statements.